Mail Stop 6010
Via Facsimile and U.S. Mail


September 16, 2005

Mr. James L. Fares
President and Chief Executive Officer
Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, CA 94587

      Re:	Questcor Pharmaceuticals, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
      File No. 1-14758

Dear Mr. Fares:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief